SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of May, 2021

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

5 Fleet Place

London, EC4M7RD

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the following materials, which appear immediately following this page:

●	Press release dated May 17, 2021 announcing results for the quarter ended March 31, 2021
●	First quarter 2021 earnings call presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2021
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)

Ferroglobe Reports Results for the First Quarter 2021

Sales of $361.4 million and Adjusted EBITDA of $22.1 million

●	Q1 sales of $361.4 million, up 13% compared to $320.5 million in Q4 2020, and $311.2 million in Q1 2020
●	Adjusted EBITDA of $22.1 million compared to $5.5 million in Q4 2020, and ($17.6) million in Q1 2020
●	Q1 net loss of ($68.5) million compared to ($139.8) million in Q4 2020, and ($49.1) million in Q1 2020
●	Gross debt of $419 million at the end of Q1 2021, compared to $455 million at the end of Q4 2020, and $443 million at the end of Q1 2020
●	Positive operating cash flow of $18.3 million and free cash flow of $9.1 million
●	Continued working capital reduction of $5.9 million in Q1 2021, despite the increase in activity in the quarter
●	Improved production costs driven by continued efficiency improvement, and higher fixed cost absorption
●	Agreement in principle on the terms of a capital raise, extension of bond maturity and entry into a Lock-up Agreement with members of an “Ad Hoc Group” and Tyrus Capital, initial $40 million currently being funded

LONDON, May 17, 2021 (GLOBE NEWSWIRE) – Ferroglobe PLC (NASDAQ: GSM) (“Ferroglobe”, the “Company”, or the “Parent”), a leading producer globally of silicon metal, silicon-based and manganese-based specialty alloys, today announced results for the first quarter 2021.

Q1 2021 Earnings Highlights

In Q1 2021, Ferroglobe posted a net loss of ($68.5) million, or ($0.40) per share on a fully diluted basis. On an adjusted basis, the Q1 2021 net loss was ($18.2) million, or ($0.24) per share on a fully diluted basis.

Q1 2021 reported EBITDA was ($18.9) million, up from ($65.8) million in the prior quarter. On an adjusted basis, Q1 2021 EBITDA was $22.1 million, up from Q4 2020 adjusted EBITDA of $5.5 million. The Company reported an adjusted EBITDA margin of 6.1% for Q1 2021, compared to 1.7% for Q4 2020.

	Quarter Ended	Quarter Ended	Quarter Ended	Year Ended
$,000 (unaudited)	March 31, 2021	December 31, 2020	March 31, 2020	December 31, 2020

Sales	$361,390	$320,535	$311,223	$1,144,434
Net (loss) profit	$(68,517)	$(139,831)	$(49,057)	$(249,758)
Diluted EPS	$(0.40)	$(0.82)	$(0.28)	$(1.46)
Adjusted net (loss) income attributable to the parent	$(18,172)	$(21,222)	$(37,714)	$(79,329)
Adjusted diluted EPS	$(0.24)	$(0.22)	$(0.22)	$(1.03)
Adjusted EBITDA	$22,069	$5,483	$(17,617)	$32,510
Adjusted EBITDA margin	6.1%	1.7%	(5.7)%	2.8%

Marco Levi, Ferroglobe’s Chief Executive Officer, commented, “The first quarter results reflect an inflection point for our business which is underpinned by solid supply-demand fundamentals across all products in our portfolio. The overall pace of recovery is certainly stronger than what we were expecting and there is now reason to believe these robust conditions will continue for the remainder of the year.” Dr. Levi added, “Ferroglobe has been making progress on multiple fronts. Given the operational and financial improvements we have been pursuing as part of the strategic plan, the Company is well positioned to capitalize on this opportunity and accelerate the path to profitability.”

Cash Flow and Balance Sheet

Cash generated from operations during Q1 2020 was $18.3 million and free cash flow was $9.1 million.

Working capital decreased by $5.9 million, from $339.6 million as of March 31, 2021 to $333.7 million at December 31, 2020. The decrease is mainly driven by continued improvement in inventory, despite the increase in overall activity during the quarter.

Gross debt was $419 million as of March 31, 2021, down from $455 million as of December 31, 2020, primarily as a result of a repayment of our prior Asset Based Loan ($31.3), as part of the overall refinancing, as well as the senior unsecured notes coupon payment ($16.4).

Beatriz García-Cos, Ferroglobe’s Chief Financial Officer, commented, “This quarter’s results reinforce the leverage to pricing of our business platform. With an improved top-line, driven primarily by higher prices, coupled with our continued effort on driving down costs, we did see some recovery in our margin, although we are far from the full potential of this Company.” Ms. García-Cos added, “Funding for the initial tranche of debt under the new comprehensive refinancing structure comes at an opportune time. The incremental cash provides the ability to fund the execution of the transformation plan, as well as invest in the business in order to capitalize on this strong market backdrop.”

As of March, 28, 2021, the Company announced the agreement in principle on terms of capital raise, extension of bond maturity and entry into a Lock-Up agreement. The transaction involves three, inter-conditional elements: the raising of $40 million of new equity, $60 million of new senior secured notes and the extension of maturity and amendment of the terms of the existing 2022 Senior Notes. The Lock-Up Agreement binds its parties to support and implement the aforementioned transaction, subject to its terms and conditions.

COVID-19

COVID-19 has been and continues to be a complex and evolving situation, with governments, public institutions and other organizations imposing or recommending, and businesses and individuals implementing, at various times and to varying degrees, restrictions on various activities or other actions to combat its spread, such as restrictions and bans on travel or transportation; limitations on the size of in-person gatherings, restrictions on freight transportations, closures of, or occupancy or other operating limitations on work facilities, and quarantines and lock-downs.

As a result of this pandemic and the strict confinement and other public health measures taken around the world, the demand of our products in the second and third quarters of 2020 was reduced significantly compared with the first and fourth quarters of the year. During the fourth quarter of 2020, demand level for our products increased to levels similar to those prior to the outbreak. In first quarter of 2021, demand for our products has increased even further than in the fourth quarter of 2020. However, COVID-19 has negatively impacted, and will in the future negatively impact to an extent we are unable to predict, our revenues.

The main source of finance for the Company are the Senior Notes (the “Notes”) amounting $350,000 thousand due March 1, 2022. The Indenture governing the Notes includes provisions which, in the event of a change of control, would require the Company to offer to redeem the outstanding Notes at a cash purchase price equal to 101% of the principal amount of the Notes, plus any accrued and unpaid interest. Based on the provisions cited above, a change of control as defined in the indenture is unlikely to occur, but the matter it is not within the Company’s control. If a change of control were to occur, the Company may not have sufficient financial resources available to satisfy all of its obligations. Management is pursuing additional sources of financing to increase liquidity to fund operations.

Beginning in 2020, we engaged in discussions with the Ad Hoc Group Noteholders to put forward a plan to refinance the Notes and restructure our balance sheet. On March 27, 2021, Ferroglobe entered into a Lock-Up Agreement with members of an “Ad Hoc-Group”, being existing note holders representing in aggregate approximately 60% of the Notes, to issue additional $60m Notes and with Tyrus Capital (“Tyrus”) as backstop provider in respect of a $40 million equity raise forming part of the transaction. The principal elements of the restructuring, as set forth below, are inter-conditional and must be completed by September 28, 2021, unless extended by agreement.

Management acknowledges that the events and conditions relating to the uncertainty over the completion of the restructuring of the Notes, the potential repayment of the outstanding balance of the Notes should a change of control occur, and the difficulties in forecasting net cash flows in the current economic conditions because of the Covid-19 pandemic, together in aggregate give rise to a material uncertainty that may cast substantial doubt on the ability of the Company to continue as a going concern for a period of twelve months following the date our consolidated financial statements are issued. Notwithstanding the material uncertainty described above, management believes that the Group has adequate resources and considers it likely that the exchange of the Notes and additional capital will be completed, that will allow the Group to continue in operational existence for the foreseeable future. The consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as going concern.

Subsequent events

On April 21, 2021, the Company obtained the agreement in principle of 95.92% (by value) of the noteholders to restructure the Senior Notes and extend their maturity to December 2025. In light of this, the Company agreed an amendment to the Lock-Up Agreement to allow it to proceed to implement the transaction by way of an exchange offer instead of an English law scheme of  arrangement. Although over 96% of the noteholders have now contractually agreed to support the transaction, there can nonetheless be no assurance that the proposed restructuring will be completed.

On April 30, 2021, Mr. José María Alapont resigned from the Board of Directors. Subsequently, on May 13, 2021, Ferroglobe appointed four new board directors and appointed Mr. Bruce Crockett as the Lead Independent Director.

On May 10, 2021, the Company filed a Form F-3 with the United States Securities and Exchange Comission to register a total amount of $40 million in securities. It describes the general terms of these securities and the general manner in which these securities will be offered.

Finally, on May 12, 2021, the Company entered into a Note Purchase Agreement with the members of the “Ad Hoc Group” relating to the issuance of an initial $40 million of aggregate $60 million new senior secured notes. The conditions precedent to the Note Purchase Agreement have been satisfied and the initial $40 million is in the process of being settled.

Discussion of First Quarter 2021 Results

The Company has concluded that there are indications for potential impairment of goodwill, property, plant and equipment. The financial results presented for the first quarter are unaudited and may be subsequently materially adjusted.

Sales

Sales for Q1 2021 were $361.4 million, an increase of 12.8% compared to $320.5 million in Q4 2020. For Q1 2021, total shipments were up 2.4% and the average selling price was up 9.3% compared with Q4 2020.

	Quarter Ended	Quarter Ended		Quarter Ended		Year Ended
	March 31, 2021	December 31, 2020	Change	March 31, 2020	Change	December 31, 2020
Shipments in metric tons:
Silicon Metal	61,275	54,912	11.6%	53,321	14.9%	207,332
Silicon-based Alloys	61,604	57,351	7.4%	60,932	1.1%	200,212
Manganese-based Alloys	72,609	78,611	(7.6)%	73,724	(1.5)%	261,605
Total shipments*	195,488	190,874	2.4%	187,977	4.0%	669,149

Average selling price ($/MT):
Silicon Metal	$2,285	$2,260	1.1%	$2,212	3.3%	$2,234
Silicon-based Alloys	$1,665	$1,528	8.9%	$1,474	12.9%	$1,515
Manganese-based Alloys	$1,174	$1,031	13.8%	$973	20.6%	$1,022
Total*	$1,677	$1,534	9.3%	$1,487	12.8%	$1,545

Average selling price ($/lb.):
Silicon Metal	$1.04	$1.03	1.1%	$1.00	3.3%	$1.01
Silicon-based Alloys	$0.76	$0.69	8.9%	$0.67	12.9%	$0.69
Manganese-based Alloys	$0.53	$0.47	13.8%	$0.44	20.6%	$0.46
Total*	$0.76	$0.70	9.3%	$0.67	12.8%	$0.70

* Excludes by-products and other

Sales Prices & Volumes By Product

During Q1 2021, total product average selling prices increased by 9.3% versus Q4 2020. Q1 average selling prices of silicon metal increased 1.1%, silicon-based alloys prices increased 8.9%, and manganese-based alloys prices increased 13.8%.

Sales volumes in Q1 growth by 2.4% versus the prior quarter. Q1 sales volumes of silicon metal increased 11.6%, silicon-based alloys increased 7.4%, and manganese-based alloys decreased 7.6% versus Q4 2020.

Cost of Sales

Cost of sales was $250.2 million in Q1 2021, a decrease from $272.6 million in the prior quarter. Cost of sales as a percentage of sales decreased to 69.2% in Q1 2021 versus 85.1% for Q4 2020. This decrease is mainly due to improved production costs driven by attractive energy rates, continued efficiency, and higher fixed cost absorption.

Other Operating Expenses

Other operating expenses amounted to $36.8 million in Q1 2021, an increase from $29.1 million in the prior quarter. Mainly consequence of a one-off input in Q4 2020 driven by a reclassification to cost of sales to conform the group presentation.

Net Loss Attributable to the Parent

In Q1 2021, net loss attributable to the Parent was $67.4 million, or ($0.40) per diluted share, compared to a net loss attributable to the Parent of $139.1 million, or ($0.82) per diluted share in Q4 2020.

Adjusted EBITDA

In Q1 2021, adjusted EBITDA was $22.1 million, or 6.1% of sales, compared to adjusted EBITDA of $5.5 million, or 1.7% of sales in Q4 2020. The increase in the Q1 2021 Adjusted EBITDA is primarily driven by increased realized pricing, improved costs and the avoidance of one-off, non-recurring costs during the quarter.

Conference Call

Ferroglobe management will review the first quarter during a conference call at 9:00 a.m. Eastern Time on May 18, 2021.

The dial-in number for participants in the United States is + 1 877-293-5491 (conference ID: 6081005). International callers should dial + 1 914-495-8526 (conference ID: 6081005). Please dial in at least five minutes prior to the call to register. The call may also be accessed via an audio webcast available at https://edge.media-server.com/mmc/p/v4m27q2m

About Ferroglobe

Ferroglobe is one of the world’s leading suppliers of silicon metal, silicon-based and manganese-based specialty alloys and ferroalloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. The Company is based in London. For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the Company’s future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “target”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to the Company and assumptions that management believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company’s control.

Forward-looking financial information and other metrics presented herein represent the Company’s goals and are not intended as guidance or projections for the periods referenced herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

Non-IFRS Measures

Adjusted EBITDA, adjusted EBITDA margin, adjusted net profit, adjusted profit per share, working capital and net debt, are non-IFRS financial metrics that, we believe, are pertinent measures of Ferroglobe’s success. Ferroglobe has included these financial metrics to provide supplemental measures of its performance. The Company believes these metrics are important because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures.

INVESTOR CONTACT:

Gaurav Mehta
Executive Vice President – Investor Relations
Email:   investor.relations@ferroglobe.com

MEDIA CONTACT:

Cristina Feliu Roig

Executive Director – Communications & Public Affairs

Email:   corporate.comms@ferroglobe.com

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Income Statement

(in thousands of U.S. dollars, except per share amounts)

	Quarter Ended	Quarter Ended	Quarter Ended	Year Ended
	March 31, 2021	December 31, 2020	March 31, 2020	December 31, 2020
Sales	$361,390	$320,535	$311,223	$1,144,434
Cost of sales	(250,165)	(272,603)	(243,360)	(835,486)
Other operating income	1,913	8,100	7,768	33,627
Staff costs	(95,267)	(54,444)	(55,097)	(214,782)
Other operating expense	(36,835)	(29,143)	(40,067)	(132,059)
Depreciation and amortization charges, operating allowances and write-downs	(25,285)	(25,538)	(28,668)	(108,189)
Impairment losses	—	(39,074)	—	(73,344)
Other gain (loss)	66	824	(671)	1,449
Operating (loss) profit	(44,183)	(91,343)	(48,872)	(184,350)
Net finance expense	(15,864)	(19,630)	(16,484)	(66,791)
Financial derivatives (loss) gain	—	—	3,168	3,168
Exchange differences	(9,314)	7,327	2,436	25,553
(Loss) profit before tax	(69,361)	(103,646)	(59,753)	(222,420)
Income tax benefit (expense)	844	(36,185)	10,696	(21,939)
(Loss) profit for the period from continuing operations	(68,517)	(139,831)	(49,057)	(244,359)
Profit for the period from discontinued operations	—	—	—	(5,399)
(Loss) profit for the period	(68,517)	(139,831)	(49,057)	(249,758)
Loss (profit) attributable to non-controlling interest	1,135	781	1,159	3,419
(Loss) profit attributable to the parent	$(67,382)	$(139,050)	$(47,898)	$(246,339)

EBITDA	$(18,898)	$(65,805)	$(20,204)	$(76,161)
Adjusted EBITDA	$22,069	$5,483	$(17,617)	$32,510

Weighted average shares outstanding
Basic	169,291	169,291	169,249	169,269
Diluted	169,291	169,291	169,249	169,269

(Loss) profit per ordinary share
Basic	$(0.40)	$(0.82)	$(0.28)	$(1.46)
Diluted	$(0.40)	$(0.82)	$(0.28)	$(1.46)

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Financial Position

(in thousands of U.S. dollars)

	March 31,	December 31,	March 31,
	2021	2020	2020
ASSETS
Non-current assets
Goodwill	$29,702	$29,702	$29,702
Other intangible assets	25,891	20,756	50,373
Property, plant and equipment	593,355	620,034	689,383
Other non-current financial assets	4,984	5,057	5,683
Deferred tax assets	620	—	65,360
Non-current receivables from related parties	2,345	2,454	2,191
Other non-current assets	11,765	11,904	1,520
Non-current restricted cash and cash equivalents	—	—	28,173
Total non-current assets	668,662	689,907	872,385
Current assets
Inventories	228,145	246,549	287,258
Trade and other receivables	276,633	242,262	216,970
Current receivables from related parties	3,063	3,076	2,895
Current income tax assets	12,277	12,072	16,298
Other current financial assets	1,004	1,008	5,062
Other current assets	45,028	20,714	16,113
Current restricted cash and cash equivalents	6,069	28,843	—
Cash and cash equivalents	78,298	102,714	116,316
Total current assets	650,517	657,238	660,912
Total assets	$1,319,179	$1,347,145	$1,533,297

EQUITY AND LIABILITIES
Equity	$298,974	$365,719	$525,117
Non-current liabilities
Deferred income	2,733	620	9,081
Provisions	106,220	108,487	79,135
Bank borrowings	5,042	5,277	111,583
Lease liabilities	11,942	13,994	14,642
Debt instruments	347,310	346,620	344,639
Other financial liabilities	37,530	29,094	32,702
Other non-current liabilities	16,727	16,767	26,817
Deferred tax liabilities	26,834	27,781	69,084
Total non-current liabilities	554,338	548,640	687,683
Current liabilities
Provisions	97,521	55,296	34,853
Bank borrowings	73,965	102,330	1,369
Lease liabilities	7,596	8,542	8,932
Debt instruments	2,656	10,888	2,820
Other financial liabilities	24,983	34,802	23,101
Payables to related parties	5,042	3,196	4,572
Trade and other payables	171,052	149,201	156,634
Current income tax liabilities	3,947	2,538	1,485
Other current liabilities	79,105	65,993	86,731
Total current liabilities	465,867	432,786	320,497
Total equity and liabilities	$1,319,179	$1,347,145	$1,533,297

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Cash Flows

(in thousands of U.S. dollars)

	Quarter Ended	Quarter Ended	Quarter Ended	Year Ended
	March 31, 2021	December 31, 2020	March 31, 2020	December 31, 2020
Cash flows from operating activities:
(Loss) profit for the period	$(68,517)	$(139,831)	$(49,057)	$(249,758)
Adjustments to reconcile net (loss) profit to net cash used by operating activities:
Income tax (benefit) expense	(844)	36,185	(10,696)	21,939
Depreciation and amortization charges, operating allowances and write-downs	25,285	25,538	28,668	108,189
Net finance expense	15,864	19,630	16,484	66,791
Financial derivatives loss (gain)	—	—	(3,168)	(3,168)
Exchange differences	9,314	(7,327)	(2,436)	(25,553)
Impairment losses	—	39,074	—	73,344
Net loss (gain) due to changes in the value of asset	(21)	(242)	—	(158)
Gain on disposal of discontinued operation	—	—	—	5,399
Gain on disposal of non-current assets	(43)	—	—	(1,292)
Share-based compensation	213	266	722	2,017
Other adjustments	(2)	(582)	671	—
Changes in operating assets and liabilities				—
(Increase) decrease in inventories	11,446	71,754	51,577	114,585
(Increase) decrease in trade receivables	(41,692)	(53,604)	83,832	71,034
Increase (decrease) in trade payables	26,152	(4,667)	(25,504)	(55,405)
Other	41,179	18,509	(11,598)	14,473
Income taxes paid	(57)	(1,177)	10,119	11,831
Net cash provided (used) by operating activities	18,277	3,526	89,614	154,268
Cash flows from investing activities:
Interest and finance income received	35	13	254	630
Payments due to investments:				-
Acquisition of subsidiary	—	—	—	—
Other intangible assets	(3,486)	(2,654)	—	(2,654)
Property, plant and equipment	(5,683)	(11,861)	(4,606)	(30,257)
Other	—	—	—	—
Disposals:				—
Disposal of subsidiaries	—	—	—	—
Other non-current assets	—	295	—	341
Other	—	—	—	—
Net cash (used) provided by investing activities	(9,134)	(14,207)	(4,352)	(31,940)
Cash flows from financing activities:
Dividends paid	—	—	—	—
Payment for debt issuance costs	(6,598)	(2,077)	(1,576)	(4,540)
Repayment of hydro leases	—	—	—	—
Repayment of other financial liabilities	—	—	—	—
Increase/(decrease) in bank borrowings:				—
Borrowings	127,690	169,571	—	177,593
Payments	(157,464)	(161,935)	(44,880)	(235,296)
Proceeds from stock option exercises	—	—	—	—
Amounts paid due to leases	(2,856)	(3,414)	—	(10,315)
Other amounts received/(paid) due to financing activities	—	(6,030)	1,147	(2,863)
Payments to acquire or redeem own shares	—	—	—	—
Interest paid	(17,015)	(827)	(18,824)	(37,912)
Net cash (used) provided by financing activities	(56,243)	(4,712)	(64,133)	(113,333)
Total net cash flows for the period	(47,100)	(15,393)	21,129	8,995
Beginning balance of cash and cash equivalents	131,557	147,425	123,175	123,175
Exchange differences on cash and cash equivalents in foreign currencies	(90)	(475)	185	(613)
Ending balance of cash and cash equivalents	$84,367	$131,557	$144,489	$131,557
Cash from continuing operations	78,298	102,714	116,316	102,714
Current/Non-current restricted cash and cash equivalents	6,069	28,843	28,173	28,843
Cash and restricted cash in the statement of financial position	$84,367	$131,557	$144,489	$131,557

Adjusted EBITDA ($,000):

	Quarter Ended	Quarter Ended	Quarter Ended	Year Ended
	March 31, 2021	December 31, 2020	March 31, 2020	December 31, 2020
(Loss) profit attributable to the parent	$(67,382)	$(139,050)	$(47,898)	$(246,339)
(Loss) profit for the period from discontinued operations	—	—	—	5,399
Loss (profit) attributable to non-controlling interest	(1,135)	(781)	(1,159)	(3,419)
Income tax (benefit) expense	(844)	36,185	(10,696)	21,939
Net finance expense	15,864	19,630	16,484	66,791
Financial derivatives loss (gain)	—	—	(3,168)	(3,168)
Exchange differences	9,314	(7,327)	(2,436)	(25,553)
Depreciation and amortization charges, operating allowances and write-downs	25,285	25,538	28,668	108,189
EBITDA	(18,898)	(65,805)	(20,205)	(76,161)
Impairment	—	39,074	—	73,344
Restructuring and termination costs	40,967	3,773	—	3,773
Energy: France	—	—	125	70
Energy: South Africa	—	—	—	156
Staff Costs: South Africa	—	—	155	—
Other Idling Costs	—	—	2,308	2,887
Tolling agreement	—	28,441	—	28,441
Adjusted EBITDA	$22,069	$5,483	$(17,617)	$32,510

Adjusted profit attributable to Ferroglobe ($,000):

	Quarter Ended	Quarter Ended	Quarter Ended	Year Ended
	March 31, 2021	December 31, 2020	March 31, 2020	December 31, 2020
(Loss) profit attributable to the parent	$(67,382)	$(139,050)	$(47,898)	$(246,339)
Tax rate adjustment	21,352	69,352	8,425	93,113
Impairment	—	26,570	—	49,874
Restructuring and termination costs	27,858	2,566	—	2,566
Energy: France	—	—	85	48
Energy: South Africa	—	—	—	106
Staff Costs: South Africa	—	—	105	—
Other Idling Costs	—	—	1,569	1,963
Tolling agreement	—	19,340	—	19,340
Adjusted (loss) profit attributable to the parent	$(18,172)	$(21,222)	$(37,714)	$(79,329)

Adjusted diluted profit per share:

	Quarter Ended	Quarter Ended	Quarter Ended	Year Ended
	March 31, 2021	December 31, 2020	March 31, 2020	December 31, 2020
Diluted (loss) profit per ordinary share	$(0.40)	$(0.82)	$(0.28)	$(1.46)
Tax rate adjustment	—	0.32	0.05	—
Impairment	—	0.16	—	0.29
Restructuring and termination costs	0.16	0.02	—	0.02
Energy: France	—	—	0.00	0.00
Energy: South Africa	—	—	—	0.00
Staff Costs: South Africa	—	—	0.00	—
Other Idling Costs	—	—	0.01	0.01
Tolling agreement	—	0.10	—	0.11
Adjusted diluted (loss) profit per ordinary share	$(0.24)	$(0.22)	$(0.22)	$(1.03)

Advancing Materials Innovation NASDAQ: GSM First Quarter Results 2021 May 18th 2021 1

FORWARD-LOOKING STATEMENTS AND NON-IFRS FINANCIAL METRICS This presentation contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe our future plans, strategies and expectations. Forward-looking statements can generally be identified by the use of forward-looking terminology, including, but not limited to, "may," “could,” “seek,” “guidance,” “predict,” “potential,” “likely,” "believe," "will," "expect," "anticipate," "estimate," "plan," "intend," "forecast," “aim,” “target,” or variations of these terms and similar expressions, or the negative of these terms or similar expressions. Forward-looking statements contained in this presentation are based on information presently available to Ferroglobe PLC (“we,” “us,” “Ferroglobe,” the “Company” or the “Parent”) and assumptions that we believe to be reasonable, but are inherently uncertain. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control. You are cautioned that all such statements involve risks and uncertainties, including without limitation, risks that Ferroglobe will not successfully integrate the businesses of Globe Specialty Metals, Inc. and Grupo FerroAtlántica SAU, that we will not realize estimated cost savings, value of certain tax assets, synergies and growth, and/or that such benefits may take longer to realize than expected. Important factors that may cause actual results to differ include, but are not limited to: (i) risks relating to unanticipated costs of integration, including operating costs, customer loss and business disruption being greater than expected; (ii) our organizational and governance structure; (iii) the ability to hire and retain key personnel; (iv) regional, national or global political, economic, business, competitive, market and regulatory conditions including, among others, changes in metals prices; (v) increases in the cost of raw materials or energy; (vi) competition in the metals and foundry industries; (vii) environmental and regulatory risks; (viii) ability to identify liabilities associated with acquired properties prior to their acquisition; (ix) ability to manage price and operational risks including industrial accidents and natural disasters; (x) ability to manage foreign operations; (xi) changes in technology; (xii) ability to acquire or renew permits and approvals; (xiii) changes in legislation or governmental regulations affecting Ferroglobe; (xiv) conditions in the credit markets; (xv) risks associated with assumptions made in connection with critical accounting estimates and legal proceedings; (xvi) Ferroglobe's international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and (xvii) the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability or other regulatory compliance costs. The foregoing list is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business, including those described in the “Risk Factors” section of our Registration Statement on Form F-1, Annual Reports on Form 20-F, Current Reports on Form 6-K and other documents we file from time to time with the United States Securities and Exchange Commission. We do not give any assurance (1) that we will achieve our expectations or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. Forward-looking financial information and other metrics presented herein represent our key goals and are not intended as guidance or projections for the periods presented herein or any future periods. We do not undertake or assume any obligation to update publicly any of the forward-looking statements in this presentation to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this presentation. Adjusted EBITDA, adjusted EBITDA margin, adjusted net profit, adjusted profit per share, working capital and net debt, are non-IFRS financial metrics that, we believe, are pertinent measures of Ferroglobe’s success. The Company has included these financial metrics to provide supplemental measures of its performance. We believe these metrics are important because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures. For additional information, including a reconciliation of the differences between such non-IFRS financial measures and the comparable IFRS financial measures, refer to the press release dated May 17, 2021 accompanying this presentation, which is incorporated by reference herein. 2

TABLE OF CONTENTS I.Q1 2021 Business Review II.Q1 2021 Financial Review III. Update on Strategic Plan IV. Appendix — Supplemental Information

OPENING REMARKS After a challenging year, Q1 marks an inflection point — faster than expected recovery across entire product portfolio Strong pace to the execution phase of the strategic plan across all value creation areas Well positioned operationally and financially to capitalize on the opportunity — closed on first tranche of funding 4

I.Q1 2021 Business Review

I KEY HIGLIGHTS Ferroglobe • Q1-21 results: • • • • Sales of $361.4 million,compared to $320.5 million in Q4-20 and $311.2 million in Q1-20 Adjusted EBITDA of $22.1 million compared to $5.5 million in Q4-20 and ($17.6) million in Q1-20 Net loss of ($68.5) million,compared to a net loss of ($139.8) million in Q4-20 and net loss of ($49.1) in Q1-20 Positive operating cash flow of $18.3 million in Q1-21 • Key drivers impacting quarterly results: • • • Strong pace of recovery supporting higher shipments and pricing across product portfolio Improved production costs driven by better energy terms, continued efficiency,and higher fixed cost absorption One-time costs associated with repurchase of previously sold C02 credits • Working capital • $333.7 million at the end of Q1-21,a decrease of $5.9 million, from the year end 2020 balance of $339.6 million • Despite the increase in activity in the quarter, the working capital has remained stable mainly driven by a tight control on inventory levels Gross debt reduction of $36.5 million during the quarter,with a balance of $418.6 million, from the Dec. 31,2020 balance of $455.1 million • Net debt increased by $10.8 million with a balance of $334.3 million as of Mar. 31,2021 from the Dec.31,2020 balance of $323.5 million Cash balance of $84 million as of Mar. 31,2021. The reduction in cash is due to the repayment of the prior asset based loan in the United States, and corresponding payments for ancillary services as part of the comprehensive refinancing,coupled with the payment of the coupon tied to the senior unsecured notes • • 6

PRODUCT CATEGORY SNAPSHOT Silicon Metal Pricing trends ($/mt) Volume trends 62,269 Q1-19 Q2-19 Q3-19 Q4-19 Q1-20 Q2-20 Q3-20 Q4-20 Q1-21 Commentary Sequential quarters EBITDA evolution ($m) • • • Average realized price of $2,285/ton in Q1-21, up 1% from $2,260/ton in Q4-20 US and European indices up 21% and 22%, respectively Volumes increased by 12% with recovery across all end markets, coupled with increased sales from the joint venture Cost improvement driven by lower energy costs ($1.2 million), higher efficiency attributable to various KTM initiatives and improved fixed cost absorption ($3 million), and the elimination of several one-off cost items adversely impacting Q4-20 ($4.2 million) Increase in the index pricing during Q1positively impacting a portion of the contracted volumes in Q2 Continued pricing improvement and end market demand into Q2 14.8 9.7 • • Q4 2020 Volume Price Cost Q1 2021 • 7 1.7 1.4 1.9 63,113 61,275 60,225 54,084 54,912 53,321 51,215 47,884

PRODUCT CATEGORY Silicon-Based Alloys Pricing trends ($/mt) SNAPSHOT Volume trends Q1-19 Q2-19 Q3-19 Q4-19 Q1-20 Q2-20 Q3-20 Q4-20 Q1-21 Commentary Sequential quarters EBITDA evolution ($m) • • Average realized price of $1,528/ton in Q1-21, up 9% from $1,665/ton in Q4-20 Ferrosilicon index pricing improved in the US and Europe by 24% and 26%, respectively Volume increased by 7%, driven primarily by ferrosilicon (+10%) Nearly half of the $6.2 million is attributable to higher costs on the foundry side of the portfolio due to the product mix and the lower fixed cost absorption in Europe The restart of one furnace in South Africa (EMA facility) to produce foundry and ferrosilicon resulted in a higher labor costs and start-up costs by approx. $1m Higher costs in Spain, quarter-over-quarter, due to accounting of the benefit of CO2 rights in Q4 Steel demand continues to be robust driven by end use markets such as automotive and construction. 8.7 (6.2) • • 10.1 • • Q4 2020 Volume Price Cost Q1 2021 • 8 7.10.6 81,801 79,264 69,879 64,485 60,932 61,604 57,351 42,449 39,479

PRODUCT CATEGORY Manganese-Alloys Pricing trends ($/mt) SNAPSHOT Volume trends Q1-19 Q2-19 Q3-19 Q4-19 Q1-20 Q2-20 Q3-20 Q4-20 Q1-21 Commentary Sequential quarters EBITDA evolution ($m) • • • • • Average realized selling price of $1,174/ton, up 14% from $1,031/ton in Q4 Index pricing for ferromanganese up 20% and for silicomanganese up 24% Volume decline of 8% driven by low silicomanganese inventory Average realized price for Mn ore was flat quarter-over-quarter Several one-time costs incurred in Q4, which provide a benefit of $5.2 million during the current quarter Partially offset by the lack of absorption on fixed costs in Spain and Norway ($3.1 million) and the increase of raw material costs ($1.8 million) Positive near-term outlooks supported low inventory levels on the back of high steel production, and supply interruptions in manganese ore • • 9 103,669 99,555 93,996 95,235 78,611 73,724 72,609 55,290 53,980

II.Q1 2021 Financial Review

INCOME STATEMENT SUMMARY Q1-21 vs. Q4-20 11 Consolidated Income Statement ($'000) Q1-21 Q4-20 vs Q Sales 361,390 320,535 13% Cost of sales (250,165) (272,603) (8%) Other operating incomes 1,913 8,100 (76%) Staff costs (95,267) (54,444) 75% Other operating expense (36,835) (29,143) 26% Depreciation and amortization (25,285) (25,538) (1%) Operating profit/(loss) before adjustments (44,249) (53,093) (17%) Others 66 (38,250) (100%) Operating profit/(loss) (44,183) (91,343) (52%) Net finance expense (15,864) (19,630) (19%) FX differences & other gains/losses (9,314) 7,327 (227%) Loss before tax (69,361) (103,646) (33%) Loss resulting from discontinued operations - - - Income tax 844 (36,185) (102%) Loss (68,517) (139,831) (51%) Profit/(loss) attributable to non-controlling interest 1,135 781 45% Loss attributable to the parent (67,382) (139,050) (52%) EBITDA (18,898) (65,805) (71%) Adjusted EBITDA 22,069 5,483 302% Adjusted EBITDA % 6% 2% 257% Increased sales further benefiting from lower cost of sales, due to several one-off expenses in Q4, such as the energy penalty in France Increase in staff cost mainly due to the restructuring costs provision recorded in French and Spanish facilities and the restart of several furnaces and the increase of headcount. Additionally, in Q4 staff costs were reduced by the COVID assistance to employment in the US and Canada Operating loss of ($7.7) million is an improvement of 92%, compared to Q4-20 Net finance expense has decreased by 20% in Q1 as Q4 had a higher expense due to refinancing of the securitization program Negative impact of FX by $9.3m in Q1-21 driven the strengthening of the USD against the EUR

ADJUSTED EBITDA BRIDGE Q1-21 to Q4-20 ($m) • Volume: increase of 2% — increased activity in silicon metal and silicon-based alloys, partially offset with decrease in Mn-based alloys • Pricing: average realized pricing increased by 12%, quarter-over-quarter — improved pricing across all product categories • Costs: benefited from lower electricity prices and increased fixed cost absorption due to higher production • Head Offices: The variance is mainly due to the timing of external services rather than an overspend for the year • Non-recurring items driven mainly by fair market value adjustment in relation to the CO2 price • Non-core business for the quarter is mainly driven by a better result in mining operations ($0.9 million) 12

BALANCE SHEET SUMMARY 13 Notes: Unaudited Financial Statements Gross debt excludes bank borrowings on factoring program at Mar. 31, 2021 and Dec. 31, 2020 and on the factoring program at Mar. 31, 2020 Cash and restricted cash includes the following as at the respective period ends: Mar. 31, 2020 – Unrestricted cash of $116.3 million, and non-current restricted cash and cash equivalents of $28.2 million Dec. 31, 2020 – Unrestricted cash of $102.7 million, and current restricted cash and cash equivalents of $28.8 million Mar. 31, 2021 – Unrestricted cash of $78.3 million, and current restricted cash and cash equivalents of $6.0 million Net debt/Adjusted EBITDA is calculated with an annualized adjusted EBITDA Q1-211 Q4-20 Q1-20 Cash and Restricted Cash3 84,367 131,557 144,489 Total Assets 1,319,179 1,347,145 1,533,297 Gross Debt2 418,647 455,110 443,122 Net Debt 334,279 323,554 298,633 Book Equity 298,974 365,719 525,117 Total Working Capital 333,772 339,610 347,593 Net Debt / Adjusted EBITDA 3.79x 9.95x n.m. Net Debt / Total Assets 25.3% 24.0% 19.5% Net Debt / Capital 52.8% 46.9% 36.3% d

CASH FLOW SUMMARY Non cash items 1,392 620 33,379 38,516 36,563 Changes in Working capital Changes in Accounts Receivables 83,832 45,537 (4,731) (53,604) (41,692) Changes in Accounts Payable (25,504) (4,875) (20,359) (4,667) 26,152 Changes in Inventory 51,577 (12,471) 3,725 71,754 11,446 Securitization and others (11,598) (16,287) 23,849 18,509 4,762 Less Cash Tax Payments 10,119 3,522 (633) (1,177) (57) Payments for Capital Expenditure (4,606) (5,056) (8,688) (14,220) (9,169) Changes in the scope of consolidation - - - - - Others 254 85 278 13 35 Bank Borrowings - - 8,022 169,571 127,690 Bank Payments (44,880) (20,680) (7,800) (161,935) (157,464) Other amounts paid due to financing activities 1,147 (2,418) (2,463) (9,444) (2,856) Payment of debt issuance costs (1,576) (279) (608) (2,077) (6,598) Interest Paid (18,824) (1,131) (17,130) (827) (17,015) Note: Free cash flow is defined as ‘Cash Flow From Operating Activities’ less ‘Payments for Capital Expenditure’ 14 Free cash flow1 21,1298,660(5,401)(15,393)(47,100) 123,175144,489153,242147,425131,557 18593(416)(475)(90) 144,489153,242147,425131,55784,367 85,00833,08314,300(10,693)9,108 Net cash flow Total cash * (Beginning Bal.) Exchange differences on cash and cash equivalents in foreign currencies Total cash * (Ending Bal.) (64,133)(24,508)(19,979)(4,712)(56,243) Cash-flow from Financing Activities 89,61438,13922,9883,52618,277 (4,352)(4,971)(8,410)(14,207)(9,134) Operating cash flow Cash-flow from Investing Activities 98,30711,9042,48431,992668 Q1-20Q2-20Q3-20Q4-20Q1-21 (20,204)22,093(12,242)(65,805)(18,898) Simplified cash flows $’000 EBITDA

WORKING CAPTIAL AND CASH Quarterly Evolution ($m) Working capital trends ($m) Cash trends ($m) 152 147 144 Q1-20 Q2-20 Q3-20 Q4-20 Q1-21 Q1-20 Q2-20 Restricted cash Q3-20 Q4-20 Q1-21 SPV Unrestricted cash • • Working capital stable as a result of the tight control in the level of inventories The cash reduction is driven by the ABL repayment and the Senior Notes coupon repayment 15 348 354 339 334 321 28 28 132 28 28 84 39 41 39 103 85 77 78 78

GROSS AND NET DEBT Quarterly Evolution ($m) 456 451 442 442 Q1-20 Q2-20 Q3-20 Q4-20 Q1-21 Gross Debt Net Debt • The decrease in gross debt is driven by the full repayment of the Asset Based Loan in the United States • Net debt increased by $10 million due to the decline in cash during the quarter.The reduction in cash by approximately $48 million is primarily attributable to the full repayment of the Asset Based Loan and the semi-annual coupon for the senior unsecured notes 16 300 324 419 299 295 334

FINANCING UPDATE 17 Key events in Q1 2021 On March 28, 2021, Ferroglobe plc announced an agreement in principle on the terms of a capital raise, extension of bond maturity and entry into a Lock-up Agreement with members of an “Ad Hoc Group” and Tyrus Capital The “Transaction” involves three inter-conditional elements: the raising of $40 million of new equity in Ferroglobe plc (form of equity raise to be determined); $60 million of New Notes; and extension of maturity and amendment to the terms of the 2022 Senior Notes Subsequent events To date, over 96% of existing noteholders have acceded to the Lock-Up Agreement Accordingly, Ferroglobe plc has elected to implement the Transaction by way of an Exchange Offer rather than a Scheme of Arrangement The Exchange Offer is expected to enable the Transaction to be completed more quickly and at a lower cost compared to a Scheme of Arrangement The Transaction is proceeding, in all material respects, as expected The group has successfully signed the first $40 million of New Notes The conditions precedents to the Note Purchase Agreement relating to the $40 million have all been satisfied and the issuance of the $40 million New Notes is currently being settled Ferroglobe is optimistic that the remainder of the transaction will complete within the timelines provided for in the Lock-Up Agreement, and prior to the long-stop date of September 28, 2021

III.Update on Strategic Plan

STRATEGIC plan delivery during Q1-21 19 Footprint Optimization - launched process with EWC Continuous Plant Efficiency - initial pilot project in France - cross functional team rolling out plan globally Procurement* - new organization designed and implemented - training of personnel - first series of tenders launched with successful outcomes Commercial Excellence - 12 distinct areas of focus - reallocation to better serve customers - development of partnerships - increased coordination to enhance each opportunity Progress to date Pending to target EBITDA 2021 Target Working Capital 2021 Target Note: *Includes Centralized Purchasing and Selling, general and administration & corporate overhead reduction (not considering headcount impacts, which are included in Footprint Optimization) Key drivers Key drivers Inventory reduction - target setting (min/max levels) - dynamic inventory dashboards to enhance management and reaction time - established supply chain process and organization – new roles created - control process in external warehouses Accounts Receivable - target setting - developed analytical tool to support better and faster decision making

Q&A

IIV.Appendix ― Supplemental Information

APPENDIX Quarterly sales and Adjusted EBITDA Quarterly Sales Adjusted EBITDA 22 22 22 (18) (30) Q4-19 Q1-19 Q2-19 Q3-19 Q1-20 Q2-20 Q3-20 Q4-20 Q1-21 Note: The amounts for prior periods have been restated to show the results of the Company’s Spanish hydroelectric plants within (Loss) profit for the period from discontinued operations and therefore these results are also excluded from adjusted EBITDA 22 0305 06 (07) $ millionsQ1 2019Q2 2019Q3 2019Q4 2019Q1 2020Q2 2020Q3 2020Q4 2020Q1 2021 Silicon Metal147125131137118106115124140 Silicon Alloys1371251049290616588104 Mn Alloys1221181071007260558185 Other Business414139483123282833 Total Revenue447409381377311250263321361

APPENDIX Gross debt at March 31, 2021 Factoring Notes: 1. Operating leases are excluded from the presentation for comparison purposes to align the balance sheet to the balance sheet prior to IFRS16 adoption LBP Factoring signed on October 2, 2020, net of issuance costs of $1 million Other bank loans include COVID-19 funding received in France with a supported guarantee from the French Government Other government loans include primarily COVID-19 funding received in Canada from the Government for $3.0 million Expenses in connection to the new financing totalled $11.6m at Mar-21. 2. 3. 4. 5. 23 ($’000) Current Non-current Total balance sheet Less operating leases (1) Less LBP (2) Gross debt Bank borrowings 73,965 5,042 79,007 (73,713) 5,294 Lease liabilities 7,596 11,942 19,538 (18,664) 874 Debt instruments 2,656 347,310 349,966 349,966 Other financial liabilities 24,983 37,530 62,513 62,513 Total 109,200 401,824 511,024 (18,664) (73,713) 418,647 ($’000) Gross debt Bank borrowings: Trade letters of credit --Other bank loans (3) 5,294 5,294 Finance leases: Hydro leases - Other finance leases 874 874 Debt instruments: Principal Senior Notes 350,000 Debt issuance costs (2,690) Accrued coupon interest 2,656 349,966 Other financial liabilities: Reindus loan 57,955 Cross currency swap --Other government loans (4) 4,558 62,513 Total 418,647

Web www.ferroglobe.com 24 THANK YOU